



16013009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65239

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/15___ AND ENDING ___12/31/15___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

4200 Montrose Boulevard, Suite 200
(No. and Street)

Houston   Texas   77006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Mark F. Hansen   (713) 333-5445
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBH CPAs, PC
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 500   Houston   Texas   77072
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

□ Public Accountant

□ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Mark F. Hansen__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ __Quantlab Securities, LP__ _____ , as of ___ __December 31__ _____ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CHARLOTTE E. DAWSON
MY COMMISSION EXPIRES
June 22, 2017

Mark F Hansen
Signature

__Chief Financial Officer__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTLAB SECURITIES, LP
(SEC Identification No. 8-65239)

Statement of Financial Condition
with Independent Auditors' Report Thereon

December 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Quantlab Securities, LP

We have audited the accompanying statement of financial condition of Quantlab Securities, LP as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Quantlab Securities, LP's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quantlab Securities, LP as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

GBH CPAs PC
GBH CPAs, PC
Houston, Texas
February 26, 2016

P 713-482-0000 | **GBH CPAs, PC**

F 713-482-0099 | 6002 Rogerdale Road, Suite 500

W gbhcpas.com | Houston, Texas 77072



A member of Kreston International | A global network of independent accounting firms

QUANTLAB SECURITIES, LP

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	11,796,251
Receivables from clearing organizations		26,000
Other receivables		42,171
Prepaid expenses		50,691
Other assets		4,000
Total assets	$	11,919,113

Liabilities and Partners' Capital

Payable to broker-dealers and clearing organizations	$	9,491,028
Accounts payable and accrued expenses		65,901
Payable to affiliates and associated partnerships		482,303
Total liabilities		10,039,232
Partners' capital:		
General partner		38,899
Limited partners:		
Limited partnership interest		1,840,982
Class B limited partner		-
Total limited partners		1,840,982
Total partners' capital		1,879,881
Total liabilities and partners' capital	$	11,919,113

The accompanying notes are an integral part of the statement of financial condition.

QUANTLAB SECURITIES, LP

Notes to Statement of Financial Condition

December 31, 2015

(1)   Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a)   Quantlab Securities, LP ("The Partnership") was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Partnership's office is located in Houston, Texas.

The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated, as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

(b)   The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by other clients of QCM Cayman, Ltd. ("QCMC"), on a fully disclosed basis. QCMC, a Cayman Islands exempted company, is a registered investment adviser under the Investment Advisers Act of 1940. The limited partner of the Partnership also has a beneficial interest in QCMC.

(c)   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)   Securities are recorded in the accounts on a trade date basis.

(e)   The Partnership is not a taxpaying entity for federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for federal income taxes payable or receivable in the Partnership's financial statements. At December 31, 2015, there were no material differences between the tax basis and reported amounts of the Partnership's assets. The Partnership is subject to a Texas gross margin tax as a limited liability entity under state law. The tax is accounted for as an income tax under generally accepted accounting principles.

(f)   Cash includes cash on hand, bank checking and money market accounts.

(1)   Organization, Nature of Business and Summary of Significant Accounting Policies, continued

      (g)   The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

      (h)   Management has evaluated whether subsequent events for transactions which have occurred after December 31, 2015 require recognition or disclosure in the financial statements through February 26, 2016, which is the date the financial statements were available to be issued. No events require disclosure.

(2)   Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the partnership has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect managements' own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2015 the Partnership held no assets and liabilities to be measured at fair value.

QUANTLAB SECURITIES, LP

Notes to Statement of Financial Condition

December 31, 2015

(3)   Cash

The Partnership maintains its cash in bank deposit accounts which at times may exceed federal insured limits. As of December 31, 2015, the uninsured portion of cash amounted to $11,034,927. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(4)   Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Partnership has agreements with two clearing organizations whereby the organizations perform clearing functions for all security transactions with customers and broker-dealers.

(5)   Related Party Transactions

Quantlab Financial, LLC ("QLF"), a Delaware limited liability company and sole parent of QCMC, provides the Partnership with management services, office facilities and pays various overhead expenses on behalf of the Partnership. The monthly fees for management services are adjustable every six months.

The Partnership has entered into license agreements with Resonant Partners, LP ("Resonant"). The limited partner of the Partnership also has a beneficial interest in Resonant. The agreements are for certain proprietary software technology for which the Partnership pays a monthly software royalty. The royalties are adjustable upon agreement of the Partnership and Resonant. Effective December 31, 2015, the Partnership terminated its software licensing agreement with Resonant.

The Partnership has a payable to the investment fund or its wholly owned subsidiary, under an agreement with their registered investment adviser, QCMC of $482,303 as December 31, 2015. The Partnership's limited partner is also a limited partner of the investment funds.

An affiliated entity of the ultimate parent of QLF has a beneficial interest of less than 2% in the parent of one of the Partnership's clearing brokers. The partnership did not have a payable due to the broker-dealer and clearing organization at December 31, 2015.

(6)   Contingencies

In the normal course of business, the Partnership is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Partnership is unable to predict the outcome of these matters. However, the Partnership believes the outcome of any resulting actions will not be material to its financial statements.

(7) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2015, the Partnership had net capital of $1,825,190 which exceeded its required net capital of $669,282 by $1,155,908. The Partnership's agreement with one of its clearing brokers requires net capital of not less than $1,000,000. The Partnership's ratio of aggregate indebtedness to net capital was 5.50 to 1. There were no liabilities subordinated to the claims of general creditors during 2015.

(8) Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B). Losses of the Partnership are allocated to the partners, other than Class B limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners).